SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )*

EYI INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

26928R 10 4

(CUSIP Number)

Zachary Noffsinger, Esq.
c/o EYI Industries, Inc.
4750 Table Mesa Drive
Boulder, Colorado
(303) 494-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928R 10 4	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay Sargeant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,924,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,924,538
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,924,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.0%
14	TYPE OF REPORTING PERSON IN

Item 1.         Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of EYI Industries, Inc., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89109.

Item 2.         Identity and Background.

        (a)         This statement on Schedule 13D is being filed by Jay Sargeant, an individual ("Mr. Sargeant");

        (b)         The address of Mr. Sargeant is 3324 Military Avenue, Los Angeles, California 90034;

        (c)          Mr. Sargeant is the president of the Company;

        (d)         Mr. Sargeant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

        (e)         Mr. Sargeant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

Mr. Sargeant is a U.S. citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

On December 31, 2003, the Company, formerly Safe ID Corporation, completed a share exchange (the "Exchange") with certain shareholders (the "EYI Shareholders") of Essentially Yours Industries, Inc. ("EYI"), a Nevada corporation, pursuant to which the Company issued shares of its common stock to the EYI Shareholders in exchange for the shares of EYI common stock held by them. Mr. Sargeant held shares in EYI, and, based on the conversion ratio in the share exchange, Mr. Sargeant acquired 91,874,538 shares in the exchange.

Prior to the Exchange, Northern Colorado, Inc., a company for which Mr. Sargeant is a principal, already owned 50,000 shares, all of which Mr. Sargeant may be deemed to be the beneficial owner. Following the exchange, the total number of shares of which Mr. Sargeant has beneficial ownership is 91,924,538. Of these shares, 65,477,302 shares are held in the Jay Sargeant Trust. Mr. Sargeant is the trustee of the trust, and he has retained the right to vote and dispose of the shares and to revoke or amend the trust at any time. Mr. Sargeant is also a named beneficiary of the Trust with respect to 27,397,236 shares.

Item 4.         Purpose of Transaction.

Mr. Sargeant acquired the securities described herein as a result of the Share Exchange. Mr. Sargeant does not have any present plans or proposals that relate to or that would result in:

         (a)         The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

        (b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c)          A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d)          Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)         Any material change in the Company's business or corporate structure;

        (f)          Any other material change in the Company's business or corporate structure;

        (g)          Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h)          Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)          A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)         Any action similar to any of those enumerated above.

Notwithstanding the above, Mr. Sargeant may, in his capacity as an executive officer and/or director of the Company, have plans or proposals relating to items (a) through (j) above and to such extent Mr. Sargeant declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a stockholder instead of an executive officer and/or director. In addition, Mr. Sargeant may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Sargeant in light of his general investment policy, market conditions or other factors.

Item 5.          Interest in Securities of the Issuer.

As of the date hereof, Mr. Sargeant beneficially owns 91,924,538 shares of the Company's Common Stock. The 91,924,538 shares owned by Mr. Sargeant represent 62.0% of the 148,123,707 shares of Common Stock that the Company had outstanding as of December 31, 2003 after completion of the Exchange.

         (a)         The number of shares as to which Mr. Sargeant has:
sole power to vote or direct the vote:	91,924,538
shared power to vote or direct the vote:	0
sole power to dispose or direct the disposition:	91,924,538
shared power to dispose or direct the disposition:	0

         (b)        Other than the transactions set forth herein, Mr. Sargeant has not engaged in any transactions in the Common Stock within the past 60 days;

         (c)         The beneficiaries of the Jay Sargeant Trust currently have the right to receive any cash dividends paid on the shares of the Company's stock held in the trust. The beneficiaries have no voting or other rights with respect to the shares. The trust is removable at any time by Mr. Sargeant, and Mr. Sargeant has retained the right to amend or change the trust, the trust corpus or the beneficiaries at any time.

         (d)         Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Sargeant has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.          Material to be filed as Exhibits.

Share Exchange Agreement, dated November 4, 2002, by and among Safe ID Corporation, a Nevada corporation, Essentially Yours Industries, Inc., a Nevada corporation, the undersigned directors of Safe ID, and Jay Sargeant (filed as Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on November 20, 2003, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 17, 2004	/s/ Jay Sargeant Jay Sargeant